ECOSYSTEM CORPORATION
One Penn Plaza, Suite 1612
New York, NY 10119

                                                   May 18, 2010

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ecosystem Corporation
Supplemental Responses Submitted March 31 and April 9, 2010 Re
Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
and Filed April 15 and May 20, 2009, respectively
File No. 0-32143

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated April 27, 2010. My staff is preparing a response to the comments in your letter. However, as we are currently preparing our first quarter 10-Q, we will require additional time in order to complete our response to the Staff’s comments. We expect to submit our response on or before Wednesday, May 26.

Sincerely,

/s/ Kevin Kreisler
Kevin Kreisler
Chief Executive Officer